United States securities and exchange commission logo





                            October 9, 2020

       Stephen Orr
       Executive Chairman and Chief Executive Officer
       Sunshine Silver Mining & Refining Corporation
       1660 Lincoln Street
       Suite 2750
       Denver, CO 80264

                                                        Re: Sunshine Silver
Mining & Refining Corporation
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed October 6,
2020
                                                            File No. 333-249224

       Dear Mr. Orr:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 30, 2020 letter.

       Amendment No. 1 to Form S-1

       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Six Months Ended June 30, 2020 Compared to Six Months Ended June 30, 2019, page 66

   1. We note your response to prior comment 6 and see that you have added disclosure to state that the increase in
other expense "principally consisted of our pro rata share of the
                                                        LGJV's net loss from
operations of the Los Gatos Mine that commenced production on
                                                        September 1, 2019."
Although your disclosure now states that the LGJV commenced
                                                        production on September
in 2019, it does not explain or identify the underlying factors that contributed to the
losses experienced by the venture. Given the significance of the
                                                        LGJV to your overall
operations and the amount of loss sustained by the venture in the 6
 Stephen Orr
Sunshine Silver Mining & Refining Corporation
October 9, 2020
Page 2
      month period ended June 30 2020, please expand your disclosure to provide further details about the underlying factors that contributed to the significant increase in your share of the LGJV's loss.
       You may contact Myra Moosariparambil, Staff Accountant, at (202) 551-3796 or Craig
Arakawa, Accounting Branch Chief, at (202) 551-3650 if you have questions regarding comments on the financial statements and related matters. Please contact George
K. Schuler,
Mining Engineer, at (202) 551-3718 for engineering related questions. Please contact Kevin
Dougherty, Staff Attorney, at (202) 551-3271 or Loan Lauren Nguyen, Legal Branch Chief, at
(202) 551-3642 with any other questions.



                                                          Sincerely,
FirstName LastNameStephen Orr
                                                    Division of Corporation
Finance
Comapany NameSunshine Silver Mining & Refining Corporation
                                                    Office of Energy &
Transportation
October 9, 2020 Page 2
cc:       Richard D. Truesdell, Jr.
FirstName LastName